Mr. Evan Jacobson,
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:    LocatePLUS Holdings Corporation
          Preliminary Proxy Statement on Schedule 14A
                  Filed December 3, 2009
          File No. 000-49957

Dear Mr. Jacobson:  In response to your letter of December 8, 2009 relative to the above-referenced filing, please be advised as follows:

Proposal No. 1, page 3

Comment 1
We note your response to prior comment 2. You have not disclosed whether you met the registration requirements referred to in the second and fourth paragraphs of this section. Please revise this section to provide a clear history of the debt, including whether you met the referenced registration requirements, and the date you entered into settlement agreement discussed in the fourth paragraph. In addition, your revised disclosure should include: the interest rate and maturity date of the debt issued on December 29, 2005, the aggregate amount of your debt currently held by Dutchess affiliates, and the amount of your debt held by Dutchess that will remain outstanding after the conversion of $1,817,828 of debt into preferred stock.

Reply

The referenced sections in your comment 1 regarding Proposal No. 1, page 3 have been corrected. Please refer to the attached amended Proxy for changes.

In connection with this response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your commentary on the filing. If you have further questions or comments, please let us know.

Very truly yours,

/s/ Geoffrey Lee

Geoffrey Lee
Interim President and Chief Executive Officer